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During the year ended September 30, 1996, the Fund adjusted the classification of distributions to shareholders to reflect the differences between the financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 1996, amounts have been reclassified to reflect an increase in overdistributed net investment income and an increase in accumulated net realized gain on invest-ments of $7,719. In addition, to properly reflect foreign currency gain in the components of capital, $78,907 of foreign exchange loss determined according to U.S. federal income tax rules has been reclassified from net realized loss to net investment income.